July 3, 2019

Robert Davidson
Chief Executive Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, CA 93033

       Re: Cure Pharmaceutical Holding Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 14, 2019
           File No. 000-55908

Dear Mr. Davidson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction
cc:    Peter DiChiara